EXHIBIT (A)(5)(I)

May 15, 2012

Dear Stockholder:

On behalf of the Board of Directors of P.F. Chang’s China Bistro, Inc. (the “Company”), I am pleased to inform you that on May 1, 2012, the Company entered into a definitive Merger Agreement to be acquired by an affiliate of funds advised by Centerbridge Partners, L.P. (“Purchaser”). Centerbridge Partners is a leading private investment firm. Pursuant to the terms of the Merger Agreement, Purchaser commenced a tender offer on May 15, 2012 to purchase all of the outstanding shares of the Company’s common stock for $51.50 per share in cash, without interest and less any required withholding taxes. Following successful completion of the tender offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation in the merger.

After careful consideration, the Company’s Board of Directors has determined that the tender offer and the merger are advisable, fair to and in the best interests of the stockholders of the Company, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, the Company’s Board of Directors recommends that the Company’s stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated May 15, 2012, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares in the tender offer.

Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at midnight, New York City time, at the end of June 12, 2012, unless extended in accordance with the terms of the Merger Agreement.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Richard L. Federico

Chairman of the Board of Directors

and Chief Executive Officer